Sub-Item 77C: Submission of Matters to a Vote of Security Holders

A Special Meeting (the “Meeting”) of the Fund was held on February 14, 2014 to consider and act upon the proposal to approve an Agreement and Plan of Reorganization (the “Plan”) between the Fund and the

 Goldman Sachs Long Short Credit Strategies Fund (“Long Short Credit Strategies Fund”), a series of

Goldman Sachs Trust. The Plan provided for the reorganization of the Fund with and into the Long Short

 Credit Strategies Fund and was approved at the Meeting. At the Meeting, shareholders of the Fund voted as follows:

    For                      Against                                Withheld                      Broker Non-Votes

Goldman Sachs Credit Strategies

Fund Reorganization                                                                21,130,004.546                                15,299.004                         00